Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2013

(In US Dollars)

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

2

Stellar Biotechnologies, Inc.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - Prepared by Management)
(Expressed in US Dollars )

	November 30,	August 31,
	2013	2013

Assets:

Current assets:
Cash and cash equivalents	$16,844,852	$7,859,889
Amounts receivable (Note 4)	210,947	177,720
Deferred financing costs	-	62,027
Prepaid expenses	24,877	34,886

Total current assets	17,080,676	8,134,522

Noncurrent assets:
Property, plant and equipment (Note 5)	235,765	246,269
Licensing rights (Note 6)	109,524	116,667
Deposits	15,900	15,900

Total noncurrent assets	361,189	378,836

Total Assets	$17,441,865	$8,513,358

Liabilities and Shareholders' Equity (Deficiency):

Current liabilities:
Accounts payable and accrued liabilities	$410,317	$454,063
Warrant liability, current portion (Note 8)	1,395,738	3,454,745

Total current liabilities	1,806,055	3,908,808

Long-term liabilities:
Warrant liability, less current portion (Note 8)	7,230,474	7,746,062

Total Liabilities	9,036,529	11,654,870

Shareholders' equity (deficiency):
Share capital (Note 8)	34,553,114	13,180,677
Shares subscribed (Note 8)	-	5,155,674
Shares to be issued (Note 8)	1,493,637	1,493,637
Share-based payment reserve (Note 8)	2,942,497	2,232,526
Deficit	(30,583,912)	(25,204,026)

Total shareholders' equity (deficiency)	8,405,336	(3,141,512)

Total Liabilities and Shareholders' Equity (Deficiency)	$17,441,865	$8,513,358

Nature of Operations and Going Concern (Note 1)
Commitments (Note 7)
Events After the Reporting Period (Note 13)

These condensed interim consolidated financial statements were approved for issuance by the Board of Directors on January 29, 2014 and are signed on its behalf by:

Director	Signed: "Frank Oakes"

Director	Signed: "Mayank Sampat "

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

Stellar Biotechnologies, Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Prepared by Management)
(Expressed in US Dollars )

	Three Months Ended
	November 30,	November 30,
	2013	2012

Revenues:
Contract income	$15,000	$15,000
Commercial sales	7,585	29,850
Grant revenue	36,579	70,877

	59,164	115,727

Costs of Production, Aquaculture and Grants:
Costs of production and aquaculture	85,852	92,597
Grant costs	35,848	70,877

	121,700	163,474

Gross Margin (Loss)	(62,536)	(47,747)

Expenses:
Salaries, wages and benefits	429,499	184,642
Research and development	371,831	269,628
Legal, consulting and professional services	84,306	113,399
Share-based payments (Note 8)	505,214	162,916
General and administration	181,136	123,266
Amortization and depreciation	30,951	30,951
Allocation of expenses to grant costs	(14,517)	(28,112)

	1,588,420	856,690

Other Income:
Foreign exchange loss	(70,069)	(951)
Change in fair value of warrant liability (Note 8)	(3,669,558)	138,662
Interest income	10,697	871

	(3,728,930)	138,582

Loss Before Income Tax	(5,379,886)	(765,855)
Income tax expense	-	-

Loss and Comprehensive Loss for the Period	$(5,379,886)	$(765,855)

Loss per common share - basic and diluted	$(0.08)	$(0.02)
Weighted average number of common shares outstanding	70,700,677	46,995,979

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

Stellar Biotechnologies, Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in US Dollars )

	Three Months Ended
	November 30,	November 30,
	2013	2012

Cash Flows Used In Operating Activities:
Loss for the period	$(5,379,886)	$(765,855)
Items not affecting cash:
Amortization and depreciation	30,951	30,951
Share-based payments	505,214	162,916
Foreign exchange (gain) loss	62,455	667
Change in fair value of warrant liability	3,669,558	(138,662)

Changes in non-cash working capital items:
Amounts receivable	(103,298)	(23,434)
Deferred financing costs	62,027	-
Prepaid expenses	10,009	10,747
Accounts payable and accrued liabilities	(43,746)	(53,140)
Deferred revenue	-	53,763

Net cash used in operating activities	(1,186,716)	(722,047)

Cash Flows From Financing Activities:
Proceeds from exercise of warrants and options	3,694,272	-
Share subscription proceeds	7,000,000	1,407,540
Share issuance costs	(516,903)	(50,395)

Net cash provided by financing activities	10,177,369	1,357,145

Cash Flows Used In Investing Activities:
Acquisition of property, plant and equipment	(13,304)	(2,411)

Net cash used in investing activities	(13,304)	(2,411)

Effect of exchange rate changes on cash and cash equivalents	7,614	284

Net change in cash and cash equivalents	8,984,963	632,971
Cash and cash equivalents - beginning of period	7,859,889	998,998
Cash and cash equivalents - end of period	$16,844,852	$1,631,969

Cash (demand deposits)	$15,239,218	$775,075
Cash equivalents	1,605,634	856,894

Cash and cash equivalents	$16,844,852	$1,631,969

Supplemental disclosure of non-cash transactions (Note 10)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

Stellar Biotechnologies, Inc.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - Prepared by Management)
(Expressed in US Dollars )

					Share-based
	Number of	Share	Shares	Shares to	Payment
	Shares	Capital	Subscribed	be Issued	Reserve	Deficit	Total

Balance - August 31, 2012	45,413,561	$8,016,895	$-	$1,493,637	$1,658,591	$(10,317,513)	$851,610

Proceeds of private placements	4,000,000	1,007,900	-	-	-	-	1,007,900
Issuance costs of private placements	-	(141,390)	-	-	-	-	(141,390)
Fair value of warrants issued in private placements	-	(830,975)	-	-	-	-	(830,975)
Share-based payments	-	-	-	-	162,916	-	162,916
Subscriptions received for private placement	-	-	399,640	-	-	-	399,640
Loss for the period	-	-	-	-	-	(765,855)	(765,855)

Balance - November 30, 2012	49,413,561	$8,052,430	$399,640	$1,493,637	$1,821,507	$(11,083,368)	$683,846

Balance - August 31, 2013	57,946,160	$13,180,677	$5,155,674	$1,493,637	$2,232,526	$(25,204,026)	$(3,141,512)

Proceeds of private placements	11,428,570	12,000,000	(5,000,000)	-	-	-	7,000,000
Issuance costs of private placements	-	(903,801)	-	-	386,898	-	(516,903)
Proceeds from exercise of warrants	5,503,200	3,646,116	(155,674)	-	-	-	3,490,442
Transfer to share capital on exercise of warrants	-	6,244,151	-	-	-	-	6,244,151
Proceeds from exercise of options	734,167	203,830	-	-	-	-	203,830
Transfer to share capital on exercise of options	-	182,141	-	-	(182,141)	-	-
Share-based payments	-	-	-	-	505,214	-	505,214
Loss for the period	-	-	-	-	-	(5,379,886)	(5,379,886)

Balance - November 30, 2013	75,612,097	$34,553,114	$-	$1,493,637	$2,942,497	$(30,583,912)	$8,405,336

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

6

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2013

(Expressed in US Dollars)

1.	Nature of Operations and Going Concern

Stellar Biotechnologies, Inc. (“the Company”, formerly CAG Capital Inc.) is listed on the TSX Venture Exchange (‘the Exchange”) as a Tier 2 issuer under the trading symbol KLH since April 19, 2010 (formerly under CAG.P) and in the US under the trading symbol SBOTF as of April 4, 2012, and uplisted to OTCQB effective January 14, 2013.

On April 7, 2010, the Company changed its name to Stellar Biotechnologies, Inc. On April 12, 2010, the Company completed a reverse merger transaction with Stellar Biotechnologies, Inc. (“Stellar CA”) which is incorporated under the laws of the State of California, USA. The Company’s head office is 332 E. Scott Street, Port Hueneme, California, 93041, USA, and the registered and records office is 401 – 1231 Barclay Street, Vancouver, BC, V6E 1H5, Canada.

The Company’s business is to commercially produce and market Keyhole Limpet Hemocyanin (“KLH”) as well as to develop new technology related to culture and production of KLH and subunit KLH (“suKLH”) formulations. The Company markets KLH and suKLH formulations to customers in the United States and Europe.

The Company has received grants for the development of new technology from the National Institutes of Health, National Cancer Institute (“NIH”), the National Science Foundation (“NSF”) including grants under its Technology Enhancement for Commercial Partnerships (“TECP”) program, and Internal Revenue Service (“IRS”) qualifying therapeutic discovery project grants.

For the three months ended November 30, 2013, the Company reported a loss of $5,379,886 (2012 - $765,855), an accumulated deficit of $30,583,912 (August 31, 2013 - $25,204,026) and working capital of $15,274,621 (August 31, 2013 - $4,225,714).

In the past, operations of the Company have primarily been funded by the issuance of common shares, exercise of warrants, grant revenues, contract income, and commercial sales. Management believes these financial resources are adequate to support the Company’s initiatives at the current level for the foreseeable future. Management is also continuing the ongoing effort toward expanding the customer base for existing marketed products, and the Company may seek additional financing alternatives, including nondilutive financing through grants, collaboration and licensing arrangements, and additional equity financing.

The accompanying financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The condensed interim consolidated financial statements of the Company are presented in US dollars, unless otherwise stated, which is the functional currency.

2.	Basis of Presentation

International Financial Reporting Standards and Statement of Compliance

These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), applicable to the preparation of the financial statements.

7

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2013

(Expressed in US Dollars)

2.	Basis of Presentation (continued)

Basis of Presentation

The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the application of policies and reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. Actual results could differ from these estimates.

These condensed interim consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3.	Significant Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual consolidated financial statements as at August 31, 2013. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2013.

New accounting standards, amendments and interpretations

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2013. The Company has adopted the following standards effective September 1, 2013 and they do not have significant effect on the condensed interim consolidated financial statements:

•	IFRS 10 - Consolidated Financial Statements. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidated – Special Purpose Entities. The adoption of IFRS 10 did not result in any change in the Company’s scope of consolidation or the Company’s financial statements.

•	IFRS 11 - Joint Arrangements. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. This standard supersedes IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The adoption of IFRS 11 did not result in any change in the Company’s financial statements.

•	IFRS 12 - Disclosure of Interests in Other Entities. IFRS 12 is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint operations, joint ventures, associates and unconsolidated structured entities. This standard replaces the disclosure requirements of IAS27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates, and IAS 31 Interests in Joint Ventures. The adoption of IFRS 12 did not result in any change in the Company’s financial statements.

8

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2013

(Expressed in US Dollars)

3.	Significant Accounting Policies (continued)

•	IFRS 13 - Fair Value Measurement. IFRS 13 is a new standard that applies to both financial and non-financial items measured at fair value. It defines fair value, sets out a single framework for measuring fair value and requires disclosures about fair value measurements. The standard applies prospectively from the beginning of the annual period in which it is adopted. The adoption of IFRS 13 did not require adjustments to the Company’s fair value measurement methods, which remain unchanged. The adoption of IFRS 13 did not result in any change in the Company’s financial statements.

Accounting standards issued but not yet applied

A number of new standards, amendments to standards and interpretations have been issued but are not yet effective until future years. The Company does not expect to adopt any of these standards before their effective dates. The extent of the effects of these new accounting standards on the condensed interim consolidated financial statements has not been determined. The following new standards have not been applied in preparing these condensed interim consolidated financial statements:

•	IFRS 9 - Financial Instruments. This standard partially replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the classification and measurement of financial assets. The standard is effective for annual periods beginning on or after January 1, 2015.

4.	Amounts Receivable

	November 30,	August 31,
	2013	2013

Amounts receivable	$8,555	$12,623
Contract receivable	5,075	5,025
Grants receivable	193,876	157,297
GST or HST receivable	3,441	2,775

	$210,947	$177,720

9

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2013

(Expressed in US Dollars)

5.	Property, Plant and Equipment

			Computer
	Aquaculture		and Office	Tools and		Leasehold	Total
Cost:	System	Laboratory	Equipment	Equipment	Vehicles	Improvements	PP&E

Balance - August 31, 2013	$58,923	$62,033	$56,710	$393,497	$10,997	$59,107	$641,267

Additions	-	-	2,205	11,099	-	-	13,304

Balance - November 30, 2013	$58,923	$62,033	$58,915	$404,596	$10,997	$59,107	$654,571

			Computer
	Aquaculture		and Office	Tools and		Leasehold	Total
Accumulated depreciation:	System	Laboratory	Equipment	Equipment	Vehicles	Improvements	PP&E

Balance - August 31, 2013	$(47,836)	$(62,033)	$(26,604)	$(213,243)	$(5,499)	$(39,783)	$(394,998)

Additions	(758)	-	(2,907)	(18,309)	(550)	(1,284)	(23,808)

Balance - November 30, 2013	$(48,594)	$(62,033)	$(29,511)	$(231,552)	$(6,049)	$(41,067)	$(418,806)

			Computer
	Aquaculture		and Office	Tools and		Leasehold	Total
Carrying Value:	System	Laboratory	Equipment	Equipment	Vehicles	Improvements	PP&E

Balance - August 31, 2013	$11,087	$-	$30,106	$180,254	$5,498	$19,324	$246,269

Balance - November 30, 2013	$10,329	$-	$29,404	$173,044	$4,948	$18,040	$235,765

6.	Licensing Rights

During fiscal 2010, the Company paid a $200,000 license fee for intellectual property arising under a research collaboration agreement to a customer for licensing rights outside the customer’s field of use. The customer and the Company jointly own the rights to practice the resulting intellectual properties within specified fields of use. The research collaboration agreement terminated August 31, 2011 and there are no further milestone payments. The related licensing rights do not have a fixed term or termination provisions. The license rights are amortized over the estimated useful life of seven years and are shown net of accumulated impairment losses, if any.

	Licensing	Accumulated	Carrying
	Rights	Amortization	Amount

Balance at August 31, 2013	$200,000	$(83,333)	$116,667

Amortization expense	-	(7,143)	(7,143)

Balance at November 30, 2013	$200,000	$(90,476)	$109,524

10

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2013

(Expressed in US Dollars)

6.	Licensing Rights (continued)

During the year ended August 31, 2013, the Company entered into a license agreement for exclusive rights to patented technology to develop, manufacture and sell human immunotherapies to treat Clostridium difficile infection (“C. diff”). The agreement provides for license fees of $25,000 during the year ended August 31, 2013, $200,000 in fiscal 2014 and $20,000 annually thereafter, creditable against royalties due, if any. Royalties are payable for a mid-single digit percentage of related net sales, if any. License fees are also payable for a low-double digit percentage of related non-royalty sublicensing revenue, if any. The Company reimbursed patent filing, prosecution and maintenance costs of approximately $12,000 during the three months ended November 30, 2013 (year ended August 31, 2013 - $50,000), and will reimburse future patent costs. The license agreement does not have a fixed term or termination provisions. License fees and patent cost reimbursements since the inception of the agreement, have been accounted for as research expense in accordance with IAS 38 Intangible Assets.

After execution of the license agreement during the year ended August 31, 2013, the Company issued 371,200 shares of common stock and 278,400 non-transferable share purchase warrants as described in Note 8.

The license agreement provides for milestone payments totaling $63,045,000 upon achievement of various financing, development and sales targets. A milestone payment of $100,000 was made during the three months ended November 30, 2013, however, there can be no assurance that other milestones will be met in the future.

7.	Commitments

The Company leases three buildings and facilities under sublease agreements with the Port Hueneme Surplus Property Authority. On September 1, 2010, the Company exercised its option to extend the three buildings and facilities sublease agreements for five years. The Company has an option to extend the lease for another five years.

The Company also leases office facilities effective July 1, 2011 for a term of three years with the option to extend for an additional two years. The Company must also pay a portion of the common area maintenance.

Future minimum lease payments are as follows:

	November 30,	August 31,
	2013	2013
For The Year Ending August 31,
2014	$105,082	$143,735
2015	89,349	89,349
2016	14,892	14,892

	$209,323	$247,976

Rent expense on these lease agreements for the three months ended November 30, 2013 was $45,052 (2012 - $43,612).

The Company has purchase order commitments totalling approximately $296,000 as at November 30, 2013, for contracts and consultants (August 31, 2013 - $45,000).

The Company has two commitments under certain supply agreements with customers for fixed prices per gram on a non-exclusive basis except within that customer’s field of use. These agreements automatically renew each January unless terminated in writing by either party.

11

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2013

(Expressed in US Dollars)

8.	Share Capital

Authorized: unlimited common shares without par value.

Private Placements During the Three Months Ended November 30, 2013:

Closed a private placement and issued 11,428,570 units for total gross proceeds of $12,000,000, completed in two closings. The private placement included a brokered portion sold to institutional and accredited investors totaling $5,000,000 (4,761,903 units) (the “Brokered Offering”) and a non-brokered portion totalling $7,000,000 (6,666,667 units) (the “Non-brokered Offering”). The non-brokered offering included a $5,000,000 investment by a privately-held Taiwan biopharmaceuticals manufacturer. Each unit, sold for $1.05, comprises one share of the Company’s common stock and one half of a share purchase warrant (each whole warrant, a “Warrant”). Each warrant entitles the holder to purchase one additional share of the Company’s common stock at a purchase price of $1.35 for a period of three years from the issuance date of the warrants. A broker received $346,325 and 333,333 agent warrants (the “Agent Warrants”) valued at $386,898 using the Black Scholes model. Each agent warrant entitles the holder to purchase one additional share of the Company’s common stock at a purchase price of $1.05 for a period of three years from the issuance date of the agent warrants. A total of 200,000 agent warrants are exercisable at $1.05 on or before September 9, 2016 and 133,333 agent warrants are exercisable at $1.05 on or before September 20, 2016. Subject to additional requirements imposed by the US Securities Act requiring longer hold-periods on certain of the securities for resale by US subscribers in the US market and a lock-up agreement with certain holders of the securities, the securities issued in the Initial Closing (2,857,143 brokered offering units, 6,666,667 non-brokered offering units, and 200,000 agent warrants) are subject to a hold period expiring January 10, 2014 and the securities issued in the Final Closing (1,904,760 brokered offering units and 133,333 agent warrants) are subject to a hold period expiring January 21, 2014. The Company paid $170,578 cash share issuance costs in relation to the private placement.

Private Placements During the Year Ended August 31, 2013:

a)	In October 2012, the Company issued 4,000,000 units at a price of CDN$0.25 per unit for gross proceeds of $1,007,900 (CDN$1,000,000). Each unit comprised one common share of the Company and one transferable share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of CDN$0.40 exercisable on or before October 25, 2015. The warrants were valued at $830,975. Agent’s options were issued to acquire 400,000 units of the Company (valued at $90,995) under the same terms of the private placement and are exercisable at CDN$0.25 on or before October 25, 2015. The Company paid $50,395 of cash share issuance costs in relation to the private placement.

b)	In January 2013, the Company issued 1,998,400 units at a price of CDN$0.25 per unit for gross proceeds of $502,098 (CDN$499,600). Each unit comprised one common share of the Company and one transferable share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of CDN$0.40 exercisable on or before January 4, 2016. The warrants were valued at $448,240. Agent’s options were issued to acquire 97,200 units of the Company (valued at $23,693) under the same terms of the private placement and are exercisable at CDN$0.25 on or before January 4, 2016. The Company paid $24,422 of cash share issuance costs in relation to the private placement.

c)	In April 2013, the Company issued 3,260,000 units at a price of CDN$0.50 per unit for gross proceeds of $1,605,877 (CDN$1,630,000). Each unit comprised one common share of the Company and one half of a transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of CDN$0.75 exercisable on or before October 2, 2014. The warrants were valued at $469,789. Agent’s options were issued to acquire 102,000 units of the Company (valued at $36,206) under the same terms of the private placement and are exercisable at CDN$0.50 on or before October 2, 2014. The Company paid $50,245 of cash share issuance costs in relation to the private placement.
12

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2013

(Expressed in US Dollars)

8.	Share Capital (continued)

Performance Shares

There were 10,000,000 performance shares set aside for officers, directors and employees of Stellar based on meeting milestones related to completion of method development for commercial-scale manufacture of KLH, compilation and regulatory submittal of all required chemistry, manufacturing and control data and completion of preclinical toxicity and immunogenicity testing of products.

During the year ended August 31, 2011, the Company reached the first performance share milestone and issued 3,333,335 shares of the Company to the individuals named in the Performance Share Plan. Accordingly, $930,000 was transferred from shares to be issued to share capital.

During the year ended August 31, 2012, the Company reached the final two share milestones and issued 1,313,130 shares of the Company to non-director individuals named in the Performance Share Plan. Accordingly, $366,363 was transferred from shares to be issued to share capital. As at November 30, 2013, there are 5,353,535 performance shares outstanding to be issued.

No amounts were recorded as share-based payments during the three months ended November 30, 2013 or 2012 since the performance shares had fully vested during the prior years.

License Agreement

During the year ended August 31, 2013, the Company entered into a license agreement and issued 371,200 shares of the Company and 278,400 non-transferable share purchase warrants. Each warrant entitles the holder to purchase one common share in the share capital of the Company at a price of CDN$1.25 per share on or before January 23, 2015. The value of the shares and warrants has been recorded as research and development expense.

Warrants

A summary of the Company’s outstanding warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
		CDN $
Balance, as at August 31, 2012	8,058,600	$1.01

Granted	8,507,500	0.49
Exercised	(2,738,000)	0.57
Expired	(1,905,600)	0.54

Balance, as at August 31, 2013	11,922,500	$0.58

Granted	6,052,712	1.41
Exercised	(5,503,200)	0.69

Balance, as at November 30, 2013	12,472,012	$0.91

13

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2013

(Expressed in US Dollars)

8.	Share Capital (continued)

The weighted average trading price at the date the warrants were exercised during the three months ended November 30, 2013 was CDN$1.85 (2012 - $Nil). The weighted average contractual life remaining on the outstanding warrants is 1.71 years (August 31, 2013 - 1.24 years).

The following table summarizes information about the warrants outstanding as at November 30, 2013:

Exercise Price	Number of Warrants	Expiry Date

CDN$0.75	1,161,600	October 2, 2014
CDN$0.50	88,800	October 2, 2014	Agent options
CDN$1.25	278,400	January 23, 2015
CDN$0.40	4,000,000	October 25, 2015
CDN$0.25	400,000	October 25, 2015	Agent options
CDN$0.40	398,400	January 4, 2016
CDN$0.25	97,200	January 4, 2016	Agent options
$1.35	4,761,902	September 9, 2016
$1.05	200,000	September 9, 2016	Agent warrants
$1.35	952,377	September 20, 2016
$1.05	133,333	September 20, 2016	Agent warrants

	12,472,012

Agent options are convertible into units. A unit consists of one common share and may include an additional whole or partial warrant. The agent options expiring October 25, 2015 and January 4, 2016 include one warrant. The agent warrants expiring September 9, 2016 and September 20, 2016 are convertible into one common share each and do not include additional warrants.

Warrant Liability

Equity offerings were completed in previous years whereby warrants were issued with exercise prices denominated in Canadian dollars. The Company’s functional currency is in US dollars. As a result of having exercise prices denominated in other than the Company’s functional currency, these warrants meet the definition of derivatives and are therefore classified as derivative liabilities measured at fair value with adjustments to fair value recognized through the condensed interim consolidated statements of loss and comprehensive loss. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in profit or loss, as part of the change in fair value of warrant liability. There is no cash flow impact as a result of this accounting treatment.

The fair value of the warrants is determined using the Black-Scholes option pricing model at the end of each reporting period. Upon exercise of the warrants, the fair value of warrants included in derivative liabilities is reclassified to equity.

The fair value of warrants exercised during the three months ended November 30, 2013 and 2012 was determined using the Black-Scholes option pricing model, using the following assumptions:

	2013	2012
Risk free interest rate	1.07%	N/A
Expected life (years)	0.22	N/A
Expected share price volatility	147%	N/A

14

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2013

(Expressed in US Dollars)

8.	Share Capital (continued)

The fair value of warrants granted was determined using the Black-Scholes option pricing model, using the following weighted average assumptions at the end of each reporting period:

	2013	2012
Risk free interest rate	1.48%	1.15%
Expected life (years)	3.0	3.0
Expected share price volatility	112%	126%
Expected dividend yield	0%	0%

Option pricing models require the input of highly subjective assumptions regarding volatility. The Company has used historical volatility to estimate the volatility of the share price.

Options

The Company has a stock option plan (“the Plan”) to be administered by the Board of Directors, which has the discretion to grant options for up to a maximum of 20% of the issued and outstanding share capital amount and subject to a maximum of 8,785,000 shares. The exercise price of an option is subject to a minimum of CDN$0.05 preceding the grant date. Stock options granted to directors, officers, employees and consultants are subject to the following vesting schedule:

(a)	One-third shall vest immediately;

(b)	One-third shall vest 12 months from the Effective Date; and

(c)	One-third shall vest 18 months from the Effective Date.

Stock options granted to investor relations vest over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting.

Options have been issued under the Plan allowing the holders to purchase common shares of the Company as follows:

	Number of Options	Weighted Average Exercise Price
		CDN $
Balance, as at August 31, 2012	5,789,200	$0.42

Granted	1,200,000	0.43
Exercised	(164,999)	0.45
Forfeited	(235,333)	0.49

Balance, as at August 31, 2013	6,588,868	$0.42

Granted	695,000	1.93
Exercised	(734,167)	0.29

Balance, as at November 30, 2013	6,549,701	$0.58

15

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2013

(Expressed in US Dollars)

8.	Share Capital (continued)

The weighted average trading price at the date the options were exercised during the three months ended November 30, 2013 was CDN$1.74 (2012 - $Nil). The weighted average contractual life remaining on the outstanding options is 4.86 years (August 31, 2013 - 4.75 years).

The following table summarizes information about the options under the Plan outstanding and exercisable as at November 30, 2013:

Exercise Price	Number of Options	Exercisable at November 30, 2013	Expiry Date

CDN$0.25	187,500	187,500	October 23, 2015
CDN$0.28	1,645,000	1,645,000	April 9, 2017
CDN$0.25	55,000	55,000	May 17, 2017
CDN$0.28	20,000	20,000	June 28, 2017
CDN$0.28	70,000	70,000	July 13, 2017
CDN$0.64	70,000	70,000	October 25, 2017
CDN$1.00	60,000	60,000	February 10, 2018
CDN$0.65	1,239,600	1,239,600	August 8, 2018
CDN$0.50	5,000	5,000	September 26, 2018
CDN$1.87	100,000	33,333	November 7, 2018
CDN$0.40	70,000	70,000	December 22, 2018
CDN$0.42	1,667	1,667	February 16, 2019
CDN$0.42	1,090,934	1,090,934	April 13, 2019
CDN$0.29	90,000	60,000	June 18, 2019
CDN$0.37	150,000	100,000	August 9, 2019
CDN$0.37	150,000	100,000	August 16, 2019
CDN$0.25	75,000	50,000	October 23, 2019
CDN$0.25	215,000	71,667	December 19, 2019
CDN$0.58	560,000	186,667	May 14, 2020
CDN$0.58	100,000	33,333	May 23, 2020
$1.83	495,000	165,000	November 1, 2020
$1.84	100,000	33,333	November 15, 2020

	6,549,701	5,348,034

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options. The estimated fair value of the stock options granted during the three months ended November 30, 2013 and 2012 was determined using a Black-Scholes option pricing model with the following weighted average assumptions:

	2013	2012
Risk free interest rate	1.98%	1.31%
Expected life (years)	6.42	4.0
Expected share price volatility	120%	124%
Expected dividend yield	0%	0%

The average fair value of stock options awarded during the three months ended November 30, 2013 was $1.43 or CDN$1.49 (2012 - CDN$0.23).

16

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2013

(Expressed in US Dollars)

9.	Related Party Disclosures

The Company had the following transactions with key management personnel including directors and officers of the Company and their family members. There are no other related parties as defined by IAS 24.

	November 30,	November 30,
	2013	2012

Salaries	$369,049	$152,890
Short-term employee benefits	12,258	16,575
Director fees	8,000	-
Consulting fees	-	6,000
Professional fees	12,985	13,669
Share-based payments	344,770	115,140

	$747,062	$304,274

Share-based payments are the fair value of the options granted plus the vested value of performance shares.

As at November 30, 2013, $5,000 (August 31, 2013 - $2,800) of these amounts remained unpaid and are included in accounts payable and accrued liabilities on the condensed interim consolidated statements of financial position.

On August 14, 2002, the Company entered into an agreement to pay royalties to a director and officer in exchange for assignment of patent rights to the Company. The royalty is 5% of gross receipts in excess of $500,000 annually from products using this invention. The Company’s current operations utilize this invention. The royalties for the three months ended November 30, 2013 were $Nil (2012 - $Nil).

10.	Supplemental Disclosure of Cash Flow and Non-Cash Transactions

Supplemental disclosure of cash paid for taxes and interest and non-cash financing and investing activities include the following:

	November 30,	November 30,
	2013	2012

Financing activities:
Share issuance costs - agent's options and warrants	$386,898	$90,995
Warrant valuations on private placements	-	830,975
Transfer to share capital on exercise of warrants	6,244,151	-
Transfer to share capital on exercise of options	182,141	-
Shares subscribed transferred to share capital	5,155,674	-

Cash paid during the period for taxes	-	-
Cash paid during the period for interest	-	-

17

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2013

(Expressed in US Dollars)

11.	Financial Instruments and Risk Management

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign exchange risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign exchange risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Capital Management

The Company manages its capital to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the items included in share capital as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through short-term prospectuses, private placements, sell assets, incur debt, or return capital to shareholders. As at November 30, 2013, the Company does not have any debt and is not subject to externally imposed capital requirements.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows from a financial instrument will fluctuate as a result in market interest rates. The Company is exposed to interest rate risk to the extent that the cash maintained at the financial institutions included in the Company’s cash and cash equivalents are subject to a floating rate of interest.

The interest rate risks on cash are not considered significant.

Foreign Exchange Risk

The Company incurs operating expenses and capital expenditures mostly in US dollars, with some operating expenses incurred in Canadian dollars which are subject to foreign currency fluctuations. The fluctuation of the US dollar in relation to Canadian dollars will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks. At November 30, 2013, the US dollar was equal to 1.059 Canadian dollars. The currency risk is considered to be insignificant.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents and amounts receivable. Management’s assessment of the Company’s credit risk for cash and cash equivalents is low as cash and cash equivalents are held in financial institutions believed to be credit worthy. The Company limits its exposure to credit loss by placing its cash with major financial institutions and invests only in short-term obligations.

Approximately 86% of the Company’s commercial sales and contract income during the three months ended November 30, 2013 were from two customers (2012 - 89% from two customers). All of the grant revenue during the three months ended November 30, 2013 was received from NSF (2012 - 100% from NSF).

18

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2013

(Expressed in US Dollars)

11.	Financial Instruments and Risk Management (continued)

Approximately 6% of the Company’s amounts receivables at November 30, 2013, were from five customers (August 31, 2013 - 10% from six customers), 92% from NSF grants (August 31, 2013 - 88%) and 2% from GST/HST refund (August 31, 2013 - 6%).

While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company estimates its maximum credit risk for amounts receivable at the amount recorded on the statement of financial position.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at November 30, 2013, the Company had a cash and cash equivalents balance of $16,844,852 (August 31, 2013 - $7,859,889) to settle current liabilities of $410,317 exclusive of $1,395,738 noncash current portion of warrant liability (August 31, 2013 - $454,063 exclusive of $3,454,745 noncash current portion of warrant liability).

Fair Value

The fair value of the Company’s financial instruments is believed to equal the carrying amounts due to the short terms to maturity.

Fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1:	Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices such as quoted interest or currency exchange rates; and
Level 3:	Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

The Company’s fair value of cash and cash equivalents under the fair value hierarchy is measured using Level 1 inputs and fair value of the warrant liability is measured using Level 2 inputs.

19

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2013

(Expressed in US Dollars)

12.	Segment Information

The Company operates in one reportable segment, the aquaculture, research and development, production and marketing of KLH products. The Company’s operations are in California, USA, and its corporate assets, comprising mainly cash, are located in Canada.

	KLH Operations (USA)	Corporate (Canada)	Total

	November 30, 2013
Total assets	$12,055,926	$5,385,939	$17,441,865
Current liabilities	365,510	1,440,545	1,806,055
Warrant liability	-	7,230,474	7,230,474
Revenues from external parties	59,164	-	59,164
Net loss	(1,022,555)	(4,357,331)	(5,379,886)

	November 30, 2012
Total assets	$921,601	$1,238,444	$2,160,045
Current liabilities	514,352	48,402	562,754
Warrant liability	-	913,445	913,445
Revenues from external parties	115,727	-	115,727
Net loss	(653,464)	(112,391)	(765,855)

13.	Events After the Reporting Period

Subsequent to November 30, 2013, the Company:

a)	Issued 201,800 common shares upon the exercise of warrants for gross proceeds of CDN$56,100 and US$67,500 and issued 628,334 common shares upon the exercise of stock options for gross proceeds of CDN$353,830.

b)	Entered into a collaboration agreement with a privately-held Taiwan biopharmaceuticals manufacturer to develop and evaluate methods for the manufacture of OBI-822 active immunotherapy using Stellar’s GMP grade Keyhole Limpet Hemocyanin (“KLH”). Under the terms of the agreement, the Company will be responsible for the production and delivery of GMP grade KLH for evaluation as a carrier molecule in OBI-822 immunotherapy and will also be responsible for method development, product formulation, and process qualification for certain KLH reference standards. The partner will be responsible for development objectives and product specifications. The agreement provides for the partner to pay fees for certain expenses and costs associated with the development program. Subject to certain conditions and timing, the collaboration also provides for the companies to negotiate a commercial supply agreement for Stellar KLH™ in the future.

c)	On December 20, 2013, the Board of Directors approved amendments to the Share Option Plan to increase the number of Common Shares reserved for issuance pursuant to the exercise of stock options from 8,785,000 to 10,000,000 (which would represent approximately 13% of the Company’s currently issued and outstanding Common Shares). The amendments are subject to approval by the shareholders and the TSX Venture Exchange.

20